Exhibit 99.76

APHRIA LAUNCHES APHRIA INTERNATIONAL AND PROVIDES UPDATES

ON WORLDWIDE OPERATIONS

Recently-acquired Nuuvera to be renamed Aphria International

Aphria International will focus on expanding the Company’s footprint in established regulated cannabis markets outside of Canada

Leamington, Ontario — March 27, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) is pleased to provide the following updates to the Company’s worldwide operations and activities.

Highlights

•                  Nuuvera Inc. will be renamed Aphria International Inc. (“Aphria International”) and remain a wholly-owned subsidiary of Aphria.

•                  Aphria International will focus on existing and future opportunities in established regulated international cannabis markets including, but not limited to, Germany, Italy, Spain, Portugal, Malta, Australia and Lesotho.

•                  In Canada, Aphria will assume management of Nuuvera’s Canadian assets, including ARA-Avanti RX Analytics Inc. (“Avanti”), the only Canadian cannabis GMP-certified lab, and existing relationships and supply agreements in the Maritimes.

“Today, Aphria is affirming its place as a global leader in medical cannabis, with the resources and vision for sustained growth in markets around the world,” said Vic Neufeld, CEO of Aphria. “We’re excited to unite under one name Aphria’s unparalleled ability to grow low-cost, high-quality cannabis at scale with Nuuvera’s expansive international network, expertise and access to established medical cannabis markets. We’ve also strengthened our Canadian operations with access to the Maritimes, the addition of the cannabis GMP-certified Avanti lab, and reclaimed value from the offtake agreements previously in place with Nuuvera. All told, this deal has potential to create significant and long-term value for all Aphria shareholders.”

Aphria International

Aphria will rename its recently-acquired subsidiary Nuuvera as Aphria International, remaining as a wholly-owned subsidiary of Aphria. Aphria International will focus its activities on established regulated cannabis markets around the world, including where Aphria International already has significant interests. These markets currently cover Europe, Africa and the Middle East, with assets and agreements in Germany, Italy, Spain, Portugal, Malta, Lesotho, and others. Aphria’s existing assets and interests in Australia will also be managed under Aphria International.

All the existing international assets represent high-value opportunities for aggressive and sustained growth, including:

•                  Germany: Aphria International is among a handful of companies shortlisted for a government issued cultivation license

•                  Germany: Aphria International has an existing supply agreement with the second largest pharmaceutical distribution company service with access to over 13,000 pharmacies in three different countries

•                  Italy: Aphria International holds one of seven import licenses, and will supply the market through off-take agreements originating in Canada and Lesotho, through its planned European GMP medical cannabis hub in Malta

•                  Lesotho: Off-take agreement with Verve Dynamics Incorporated, a licensed cannabis grower in the Kingdom of Lesotho.

•                  Malta: Subsidiary ASG Pharma, a high-capacity GMP lab in Malta, is planned to be a hub for the production and distribution of oil-based medical cannabis products to European medical cannabis markets.

•                  Australia: Aphria announces its increased ownership in Althea Company Pty Ltd., a licensed producer of medical cannabis in Australia, from 25% to 33% in a recently closed round of fundraising.

•                  Australia: Existing supply agreements with MedLab and another Australian company for use in clinical drug trials.

Lorne Abony will continue to guide Aphria International and will become the Executive International Strategic Advisor to the CEO of Aphria, leading its highly-experienced international team and their efforts at building the foremost global medical cannabis provider. The talented team brings deep and established relationships across the most advanced medical cannabis markets outside of Canada and will continue to aggressively expand Aphria International’s footprint.

Aphria International anticipates several new international developments to be completed and announced in the near future.

Expanding opportunities for Aphria in Canada

As part of the rebranding, Aphria assumes management of Nuuvera’s Canadian assets, including the Avanti lab; Avalon Pharmaceuticals, a late-stage LP applicant; and Nuuvera’s rights and agreements in Nova Scotia and New Brunswick.

The Avanti lab is the only Canadian cannabis GMP-certified lab, which will enable the Company to process cannabis products under a GMP license for export internationally.

As a result of the acquisition, Aphria now has a strong presence in the Maritimes, including an existing supply agreement in New Brunswick and important relationships across the region. Aphria anticipates announcing additional opportunities that will expand the company’s reach and presence in the region.

Recapturing value for all Aphria shareholders

On March 23, 2018, Aphria and Nuuvera announced the successful completion of the arrangement, under which Aphria acquired, among other things, all of the common shares of Nuuvera not already owned by the Company. The value of the deal at closing was $525M, including $35M of cash in Nuuvera at closing.

As a result of the acquisition, Nuuvera’s offtake agreements with Aphria, for a combined total of 77,000kg annually, are no longer in place. Aphria will now be able to enjoy the difference between the wholesale price the Company would have sold to Nuuvera and the retail margin that Nuuvera was going to sell for in Canada and internationally.

Aphria has also decided to postpone the construction of Nuuvera’s previously-announced 1,000,000 square foot greenhouse on the property Nuuvera was buying from Aphria located at Mersea Road 8. Aphria intends to continually reassess its plans for this facility as domestic and international markets evolve.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.